Filed Pursuant to Rule 433
Registration No. 333-223208
March 29, 2019
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Equity Index Underlying Supplement dated February 26, 2018)

# HSBC USA Inc.
## Autocallable Barrier Notes with Contingent Return

▸ Autocallable Barrier Notes with Contingent Return Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the NASDAQ-100® Index

▸ Approximately a 5-year term

▸ Quarterly Contingent Coupon payments at a rate of at least 1.575% (or at least 6.30% per annum) (to be determined on the Pricing Date), payable in equal installments if the closing level of each Underlying on the applicable Coupon Observation Date is greater than or equal to 60% of its Initial Level

▸ Automatically callable quarterly on or after April 27, 2020 at the Principal Amount plus the applicable Contingent Coupon if the closing level of each Underlying is at or above its Initial Level

▸ If the Notes are not called, full exposure to declines in the Least Performing Underlying if its return is less than -40%

▸ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Barrier Notes with Contingent Return (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.**

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $920.00 and $960.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-4 and "Risk Factors" beginning on page FWP-8 of this document for additional information.

|  | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000 |  |  |
| Total |  |  |  |

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.75% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

**The Notes:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|

**HSBC**

## HSBC USA Inc.

# 5-Year Autocallable Barrier Notes with Contingent Return
Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the NASDAQ-100® Index

## Indicative Terms*

| | |
|---|---|
| **Principal Amount** | $1,000 per Note |
| **Term** | Approximately 5 years |
| **Reference Asset** | The S&P 500® Index (Ticker: "SPX"), the Russell 2000® Index (Ticker: "RTY") and The NASDAQ-100® Index (Ticker: "NDX") (each an "Underlying" and together the "Underlyings"). |
| **Call Feature** | The Notes will be automatically called if the Official Closing Level of each Underlying is at or above its Initial Level on any Call Observation Date on or after April 27, 2020.* In such a case, you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount, plus the applicable Contingent Coupon on the corresponding Call Payment Date.* |
| **Contingent Coupon Rate** | At least 6.30% per annum, which equals at least 1.575% per quarter payable in equal installments (to be determined on the Pricing Date) |
| **Contingent Coupon per Note** | At least $15.75 per quarter (to be determined on the Pricing Date)<br>**If the Official Closing Level of each Underlying is greater than or equal to its Coupon Trigger on the relevant Coupon Observation Date:** we will pay you the Contingent Coupon.<br>**If the Official Closing Level of either Underlying is less than its Coupon Trigger on the relevant Coupon Observation Date**: the Contingent Coupon applicable to such Coupon Observation Date will not be payable.* |
| **Coupon Trigger** | For each Underlying, 60% of its Initial Level |
| **Barrier Level** | For each Underlying, 60% of its Initial Level |
| **Payment at Maturity per Note** | Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:<br>■ **If the Final Level of each Underlying is greater than or equal to its Barrier Level**:<br>$1,000 + final Contingent Coupon<br>■ **If the Final Level of either Underlying is less than its Barrier Level**:<br>$1,000 + ($1,000 × Final Return of the Least Performing Underlying).<br>If the Final Level of the Least Performing Underlying is less than its Barrier Level, you may lose up to 100% of the Principal Amount at maturity. |
| **Final Return** | For each Underlying:<br> Final Level – Initial Level<br>Initial Level |
| **Least Performing Underlying** | The Underlying with the lowest Final Return. |
| **Trade Date and Pricing Date** | April 25, 2019 |
| **Original Issue Date** | April 30, 2019 |
| **Final Valuation Date†** | April 25, 2024 |
| **Maturity Date†** | April 30, 2024 |
| **CUSIP/ISIN** | 40435UKZ6 / US40435UKZ65 |

\* See page FWP-4 for Call Observation Dates, Call Payment Dates and Coupon Payment Dates.
†Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.

## The Notes

The Notes may be suitable for investors who believe that the level of the Underlyings will not decrease significantly over the term of the Notes. So long as the Official Closing Level of each Underlying on a Call Observation Date is greater than or equal to its Coupon Trigger, you will receive the quarterly Contingent Coupon on the applicable Coupon Payment Date.

If the Official Closing Level of each Underlying is at or above its Initial Level on any Call Observation Date on or after April 27, 2020, your Notes will be automatically called and you will receive a payment equal to 100% of the Principal Amount, together with the applicable Contingent Coupon on the corresponding Call Payment Date.

If the Notes are not automatically called and the Final Level of each Underlying is greater than or equal to its Barrier Level, you will receive a Payment at Maturity equal to the Principal Amount of the Notes plus the final Contingent Coupon.

If the Notes are not automatically called and the Final Level of either Underlying is less than its Barrier Level, you will lose 1% of your principal for every 1% decline of that Least Performing Underlying.

The offering period for the Notes is through **April 25, 2019**.



# HSBC USA Inc.
# 5-Year Autocallable Barrier Notes with Contingent Return



This free writing prospectus relates to a single offering of Autocallable Barrier Notes with Contingent Return. The offering will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of Notes linked to the least performing of three indices. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note |
| **Reference Asset:** | The S&P 500® Index (Ticker: "SPX"), the Russell 2000® Index (Ticker: "RTY") and the NASDAQ-100® Index (Ticker: "NDX") (each, an "Underlying" and together, the "Underlyings") |
| **Trade Date:** | April 25, 2019 |
| **Pricing Date:** | April 25, 2019 |
| **Original Issue Date:** | April 30, 2019 |
| **Final Valuation Date:** | April 25, 2024, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement. |
| **Maturity Date:** | 3 business days after the Final Valuation Date, expected to be April 30, 2024. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement. |
| **Call Feature:** | We will automatically call the Notes if the Official Closing Level of each Underlying is at or above its Initial Level on any Call Observation Date. If the Notes are automatically called, you will receive the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date. |
| **Contingent Coupon Rate:** | At least 6.30% per annum, which equals at least 1.575% per quarter payable in equal installments (to be determined on the Pricing Date). |
| **Contingent Coupon per Note:** | At least $15.75 per quarter (to be determined on the Pricing Date)<br>***If the Official Closing Level of each Underlying is greater than or equal to its Coupon Trigger on the relevant Coupon Observation Date,*** you will receive the Contingent Coupon on the applicable Coupon Payment Date.<br>***If the Official Closing Level of either Underlying is less than its Coupon Trigger on the relevant Coupon Observation Date***, the Contingent Coupon applicable to such Coupon Observation Date will not be payable.<br>*You may not receive any Contingent Coupons over the term of the Notes.* |
| **Coupon Trigger and Barrier Level:** | For each Underlying, 60% of its Initial Level |
| **Payment at Maturity:** | Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value. |
| **Final Settlement Value:** | Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:<br>■ **If the Final Level of each Underlying is greater than or equal to its Barrier Level**:<br>$1,000 + final Contingent Coupon<br>■ **If the Final Level of either Underlying is less than its Barrier Level**:<br>$1,000 + ($1,000 × Final Return of the Least Performing Underlying).<br>If the Final Level of the Least Performing Underlying is less than its Barrier Level, you may lose up to 100% of the Principal Amount at maturity. |

| | | Least Performing Underlying: | The Underlying with the lowest Final Return. |

**Least Performing Underlying:** The Underlying with the lowest Final Return.

**Coupon Observation/ Payment Dates:** The Coupon Observation and Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Observation Periods" and "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" respectively, in the accompanying Equity Index Underlying Supplement.

| Coupon Observation Dates | | Coupon Payment Dates | |
|---|---|---|---|
| July 25, 2019 | | July 30, 2019 | |
| October 25, 2019 | | October 30, 2019 | |
| January 27, 2020 | | January 30, 2020 | |
| April 27, 2020 | * | April 30, 2020 | ** |
| July 27, 2020 | * | July 30, 2020 | ** |
| October 27, 2020 | * | October 30, 2020 | ** |
| January 27, 2021 | * | February 1, 2021 | ** |
| April 27, 2021 | * | April 30, 2021 | ** |
| July 27, 2021 | * | July 30, 2021 | ** |
| October 27, 2021 | * | November 1, 2021 | ** |
| January 26, 2022 | * | January 31, 2022 | ** |
| April 27, 2022 | * | May 2, 2022 | ** |
| July 27, 2022 | * | August 1, 2022 | ** |
| October 26, 2022 | * | October 31, 2022 | ** |
| January 25, 2023 | * | January 30, 2023 | ** |
| April 26, 2023 | * | May 1, 2023 | ** |
| July 26, 2023 | * | July 31, 2023 | ** |
| October 25, 2023 | * | October 30, 2023 | ** |
| January 25, 2024 | * | January 30, 2024 | ** |
| April 25, 2024 (the Final Valuation Date) | * | April 30, 2024 (the Maturity Date) | ** |

*These Coupon Observation Dates are also Call Observation Dates.

**These Coupon Payment Dates are also Call Payment Dates.

**Call Observation Dates:** The Coupon Observation Dates on or after April 27, 2020.

**Call Payment Dates:** The Coupon Payment Dates on or after April 30, 2020.

**Final Return:** With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

**Initial Level:** With respect to each Underlying, its Official Closing Level on the Pricing Date.

**Final Level:** With respect to each Underlying, its Official Closing Level on the Final Valuation Date.

**CUSIP/ISIN:** 40435UKZ6 / US40435UKZ65

**Form of Notes:** Book-Entry

**Listing:** The Notes will not be listed on any U.S. securities exchange or quotation system.

**Estimated Initial Value:** The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors—The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

**<span style="color:red">GENERAL</span>**

This free writing prospectus relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to either Underlying or any component security included in any Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Equity Index Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus, beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

▶ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▶ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

## PAYMENT ON THE NOTES

### Call Feature

The Notes will be automatically called if the Official Closing Value of each and every Underlying is at or above its Initial Value on any Call Observation Date. If the Notes are automatically called, investors will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the applicable Contingent Coupon.

### Contingent Coupon

We will pay a quarterly Contingent Coupon payment on a Coupon Payment Date if the Official Closing Level of each Underlying on the applicable Coupon Observation Date is equal to or greater than its Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the Notes, please see the section entitled "Description of Notes — Recipients of Interest Payments" beginning on page S-14 in the accompanying prospectus supplement. The Contingent Coupon Rate will be at least 6.30% per annum (at least $15.75 per $1,000 in Principal Amount per quarter, if payable, payable in equal installments), to be determined on the Pricing Date.

### Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment on the Maturity Date, calculated as follows:

- **If the Final Level of each Underlying is greater than or equal to its Barrier Level**:

    $1,000 + final Contingent Coupon

- **If the Final Level of any Underlying is less than its Barrier Level**:

    $1,000 + ($1,000 × Final Return of the Least Performing Underlying).

If the Final Level of the Least Performing Underlying is less than its Barrier Level, you may lose up to 100% of the Principal Amount at maturity.

### Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

### Reference Sponsors

With respect to the SPX, S&P Dow Jones Indices LLC, a division of S&P Global, is the reference sponsor. With respect to the RTY, FTSE Russell is the reference sponsor. With respect to the NDX, Nasdaq Inc. is the reference sponsor.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▸ You believe that the Official Closing Level of each Underlying will be at or above its Coupon Trigger on most or all Coupon Observation Dates, and the Final Level of the Least Performing Underlying will be at or above its Barrier Level.

▸ You are willing to accept that the quarterly Contingent Coupon is payable only if the Official Closing Level of each Underlying is greater than or equal to its Coupon Trigger on the applicable Coupon Observation Date.

▸ You do not seek an investment that provides an opportunity to participate in the appreciation of either Underlying.

▸ You are willing to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Final Return of the Least Performing Underlying is less than -40%.

▸ You are willing to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Level of each Underlying is at or above its Initial Level, or you are otherwise willing to hold the Notes to maturity.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are willing to forgo dividends or other distributions paid to holders of the stocks included in any of the Underlyings.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

▸ You believe that the Official Closing Level of at least one Underlying will be below its Coupon Trigger on most or all Coupon Observation Dates, including the Final Valuation Date, or that the Final Level of the Least Performing Underlying will be below its Barrier Level.

▸ You believe the Contingent Coupons will not provide you with your desired return.

▸ You seek an investment that provides an opportunity to participate in the appreciation of either Underlying.

▸ You are unwilling to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Final Return of the Least Performing Underlying is less than -40%.

▸ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Level of each Underlying is at or above its Initial Level, or you are otherwise unable or unwilling to hold the Notes to maturity.

▸ You prefer to receive guaranteed periodic interest payments on the Notes.

▸ You seek an investment for which there will be an active secondary market.

▸ You are not willing to forgo dividends or other distributions paid to holders of the stocks included in any of the Underlyings.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks included in either Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶  "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶  "—General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**The Notes do not guarantee return of principal and you may lose all of your Principal Amount.**

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and the Final Level of the Least Performing Underlying is less than its Barrier Level. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you will lose 1% for each 1% that the Final Level of the Least Performing Underlying is less than its Initial Level. You may lose up to 100% of your investment at maturity.

**You may not receive any Contingent Coupons.**

We will not necessarily make periodic coupon payments on the Notes. If the Official Closing Level of either Underlying on a Coupon Observation Date is less than its Coupon Trigger, we will not pay you the Contingent Coupon applicable to that Coupon Observation Date. If on each of the Coupon Observation Dates, the Official Closing Level of either Underlying is less than its Coupon Trigger, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, the Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.

**Your return on the Notes is limited to the principal amount plus the Contingent Coupon, if any, regardless of any appreciation in the level of either Underlying.**

If the Notes are called, for each $1,000 in principal amount, you will receive $1,000 at maturity plus the Contingent Coupon, regardless of any appreciation in the level of either Underlying, which may be significant. You do not participate in the positive performance of either Underlying. Accordingly, an investment in the Notes may have a lower return than an investment in the stocks represented by an Underlying during the term of the Notes.

**The Notes are subject to the credit risk of HSBC USA Inc.**

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any Contingent Coupons and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

**Changes that affect the Underlyings may affect the market value of the Notes and the amount you will receive at maturity.**

The policies of the reference sponsor of each Underlying concerning additions, deletions and substitutions of the constituents included in that Underlying and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of that Underlying. The policies of the reference sponsor with respect to the calculation of the relevant Underlying could also affect the level of that Underlying. The reference sponsor may discontinue or suspend calculation or dissemination of the relevant Underlying. Any such actions could affect the value of the Notes and their return.

**Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the level of each Underlying.**

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the level of each Underlying. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as

scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

**The Notes may be automatically called prior to the Maturity Date.**

If the Notes are automatically called early, the holding period could be as little as 12 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

**The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the payments due on the Notes.

**The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.**

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Pricing Date may be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 12 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the

Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts of interest may exist.**

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**The Notes are subject to small-capitalization risk.**

The RTY tracks companies that are considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies may also be more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Least Performing Underlying relative to its Initial Level. We cannot predict the Official Closing Level of either Underlying on any Coupon Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or return on the Notes.

The table and examples below illustrate how the Contingent Coupon and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical performances of the Least Performing Underlying. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples assume the following*:

| | |
|---|---|
| ▸ Principal Amount: | $1,000 |
| ▸ Hypothetical Initial Level: | 1,000 with respect to each Underlying |
| ▸ Hypothetical Barrier Level: | 600 with respect to each Underlying, which is 60% of its hypothetical Initial Level |
| ▸ Hypothetical Coupon Trigger: | 600 with respect to each Underlying, which is 60% of its hypothetical Initial Level |
| ▸ Hypothetical Contingent Coupon Rate: | 6.30% per annum (1.575% for each quarter in which it is payable). The actual Contingent Coupon Rate will be at least 6.30% per annum and will be determined on the Pricing Date. If the Official Closing Level of each Underlying on *every* Coupon Observation Date is greater than or equal to its Coupon Trigger, the Contingent Coupons paid over the term of the Notes would total $315.00 per $1,000 Principal Amount of the Notes. |

* The hypothetical Initial Level of 1,000 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Level of either Underlying. The actual Initial Level of each Underlying will be set forth in the final pricing supplement to which this free writing prospectus relates.

### Summary of the Examples

| | Notes Are Called on a Call Observation Date | Notes Are Not Called on Any Call Observation Date | |
|---|---|---|---|
| | Example 1 | Example 2 | Example 3 |
| Initial Level of the Least Performing Underlying | 1,000 | 1,000 | 1,000 |
| Barrier Level of the Least Performing Underlying | 600 | 600 | 600 |
| Coupon Trigger of the Least Performing Underlying | 600 | 600 | 600 |
| Official Closing Level / Percentage Change on the First Coupon Observation Date | 1,100/10% | 850/-15% | 550/-45% |
| Official Closing Level / Percentage Change on the Second Coupon Observation Date | 900/-10% | 500/-50% | 550/-45% |
| Official Closing Level / Percentage Change on the Third Coupon Observation Date | 950/-5% | 800/-20% | 550/-45% |
| Official Closing Level / Percentage Change on the Fourth Coupon Observation Date | 1,050/5% | 500/-50% | 500/-50% |
| Official Closing Level / Percentage Change on the Fifth Coupon Observation Date | N/A | 550/-45% | 500/-50% |
| Official Closing Level / Percentage Change on the Sixth Coupon Observation Date | N/A | 900/-10% | 550/-45% |
| Official Closing Level / Percentage Change on the Seventh Coupon Observation Date | N/A | 550/-45% | 550/-45% |
| Official Closing Level / Percentage Change on the Eighth Coupon Observation Date | N/A | 550/-45% | 500/-50% |
| Official Closing Level / Percentage Change on the Ninth through Nineteenth Coupon Observation Date | N/A | Various below the Coupon Trigger Level | Various below the Coupon Trigger Level |
| Official Closing Levels / Percentage Change on the Final Valuation Date | N/A | 800/-20% | 500/-50% |
| Contingent Coupon Payment Amounts Prior to Maturity or Automatic Call | 3 x $15.75 = $47.25 | 3 x $15.75 = $47.25 | 0 x $15.75 = $0.00 |
| Payment if Notes are Called | $1,015.75 | N/A | N/A |
| Payment at Maturity | N/A | $1,015.75 | $1,000 + $1,000 x -50% = $500.00 |
| Return of the Notes | 6.30% | 6.30% | -50.00% |

**Example 1** — **The Official Closing Level of each Underlying on the first Call Observation Date (which is the fourth Coupon Observation Date) is greater than or equal to its Initial Level and each Underlying closed at or above its respective Coupon Trigger on the three prior Coupon Observation Dates.**

| Underlying | Initial Level | Final Level |
|---|---|---|
| SPX | 1,000.00 | 1,200.00 (120.00% of Initial Level) |
| RTY | 1,000.00 | 1,050.00 (106.30% of Initial Level) |
| NDX | 1,000.00 | 1,200.00 (120.00% of Initial Level) |

| Payment Upon a Call: | $1,015.75 |
|---|---|

Because the Official Closing Level of each Underlying on the first Call Observation Date (which is the fourth Coupon Observation Date) is at or above its Initial Level, the Notes will be called and you will receive $1,015.75 per Note, reflecting the Principal Amount plus the Contingent Coupon. When added to the Contingent Coupon payments of $47.25. received in respect of the prior Coupon Observation Dates, we will have paid you a total of $1,063.00 per Note, resulting in a 6.30% return on the Notes. No extra payment will be made on account of the Official Closing Level of each Underlying being greater than its Initial Level.

**Example 2** — **The Notes are not called, the Final Level of the Least Performing Underlying is greater than or equal to its Coupon Trigger, and each Underlying closed at or above its respective Coupon Trigger (but below its respective Initial Level) on three of the eleven Coupon Observation Dates prior to the Final Valuation Date.**

| Underlying | Initial Level | Final Level |
|---|---|---|
| SPX | 1,000.00 | 800.00 (80.00% of Initial Level) |
| RTY | 1,000.00 | 850.00 (85.00% of Initial Level) |
| NDX | 1,000.00 | 850.00 (85.00% of Initial Level) |

SPX is the Least Performing Underlying.

| Final Return of the Least Performing Underlying: | 80.00% |
|---|---|
| **Final Settlement Value:** | **$1,015.75** |

Because the Final Level of the Least Performing Underlying is greater than or equal to its Barrier Level, you will receive $1,000 per $1,000 in Principal Amount plus the final Contingent Coupon, calculated as follows:

$$\text{Payment at Maturity} = \$1,000 + \$15.75 = \$1,015.75$$

When added to the Contingent Coupon payments of $47.25 received in respect of prior Coupon Observation Dates, we will have paid you a total of $1,063.00 per Note, resulting in a 6.30% return on the Notes.

**Example 3** — **The Notes are not called, the Final Level of the Least Performing Underlying is less than its Barrier Level, and the Underlyings did not all close at or above their respective Coupon Triggers on any Coupon Observation Date.**

| Underlying | Initial Level | Final Level |
|---|---|---|
| SPX | 1,000.00 | 500.00 (50.00% of Initial Level) |
| RTY | 1,000.00 | 800.00 (80.00% of Initial Level) |
| NDX | 1,000.00 | 800.00 (80.00% of Initial Level) |

SPX is the Least Performing Underlying.

| Final Return of the Least Performing Underlying: | 50.00% |
|---|---|
| **Final Settlement Value:** | **$500.00** |

Because the Final Level of the Least Performing Underlying is less than its Barrier Level, you will receive $500 per $1,000 in Principal Amount, calculated as follows:

$$\text{Payment at Maturity} - \$1,000 + (\$1,000 \times -50.00\%) = \$500.00$$

Because there was no Contingent Coupon payable in respect of the prior Coupon Observation Dates, we will pay you a total of $500.00, resulting in a -50.00% return on the Notes.

If the Notes are not called and the Final Level of the Least Performing Underlying is less than its Barrier Level, you will be exposed to any decrease in the level of the Least Performing Underlying on a 1:1 basis and could lose up to 100% of your principal at maturity.

## INFORMATION RELATING TO THE UNDERLYINGS

### Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of February 28, 2019 were: Information Technology, Health Care, Financials, Communication Services and Consumer Discretionary.

*For more information about the SPX, see "The S&P 500® Index" beginning on page S-43 of the accompanying Equity Index Underlying Supplement.*

### Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from March 26, 2009 through March 26, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on any Coupon Observation Date, including the Final Valuation Date.

### Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of February 28, 2019 were: Financial Services, Health Care, Consumer Discretionary, Technology and Producer Durables.

*For more information about the RTY, see "The Russell 2000® Index" beginning on page S-37 of the accompanying Equity Index Underlying Supplement.*

### Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from March 26, 2009 through March 26, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY on any Coupon Observation Date, including the Final Valuation Date.

**Description of the NDX**

The NDX is a modified market capitalization-weighted index of 100 of the largest domestic and international non-financial companies listed on The NASDAQ Stock Market based on market capitalization. It does not contain securities of financial companies, including investment companies.

***For more information about the NDX, see "The NASDAQ-100® Index" beginning on page S-27 of the accompanying Equity Index Underlying Supplement.***

**Historical Performance of the NDX**

The following graph sets forth the historical performance of the NDX based on the daily historical closing levels from March 26, 2009 through March 26, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the NDX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the NDX on any Coupon Observation Date, including the Final Valuation Date.

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this free writing prospectus except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the final Coupon Observation Date and the Final Valuation Date. If a market disruption event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days following the postponed accelerated Final Valuation Date. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Level will be made on such date, irrespective of the existence of a market disruption event with respect to any other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.75% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Underlyings. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a contingent income-bearing pre-paid executory contract with respect to the Underlyings. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described herein. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in the Underlyings would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Underlyings were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities

whose stock is included in the Underlyings and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Underlyings is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlyings or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlyings or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

# TABLE OF CONTENTS

# HSBC USA Inc.

## $ Autocallable Barrier Notes with Contingent Return Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the NASDAQ-100® Index

**March 29, 2019**

**FREE WRITING PROSPECTUS**